SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 4)*

FOX ENTERTAINMENT GROUP, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

35138T107 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 3513T107	Page 2 of 7

1	Name of Reporting Person/ I.R.S. Identification No. of Above Person News Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5 Sole Voting Power 799,659,080[1] 6 Shared Voting Power 0 7 Sole Dispositive Power 799,659,080[1] 8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 799,659,080[1]
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row (9) 82.1%[1]
12	Type of Reporting Person CO
1	Includes 252,159,080 shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”) and 547,500,000 shares of Class B Common Stock, par value $0.01 per share (the “Class B Common Stock”) of the Issuer. The Class B Common Stock is convertible into Class A Common Stock (the Class A Common Stock, together with the Class B Common Stock, the “Common Stock”), on a share-for-share basis. Holders of Class B Common Stock are entitled to 10 votes per share on all matters submitted to a vote of the stockholders. As of September 24, 2004, the Reporting Persons beneficially owned Common Stock of the Issuer representing approximately 97.0% of the voting power of the Issuer and approximately 82.1% of the outstanding Common Stock of the Issuer. See Item 4.

CUSIP No. 3513T107	Page 3 of 7

1	Name of Reporting Person/I.R.S. Identification No. of Above Person FEG Holdings, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5 Sole Voting Power 799,659,080[2] 6 Shared Voting Power 0 7 Sole Dispositive Power 799,659,080[2] 8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 799,659,080[4]
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row (9) 82.1%[2]
12	Type of Reporting Person CO
2	Includes 252,159,080 shares of Class A Common Stock and 547,500,000 shares of Class B Common Stock of the Issuer. The Class B Common Stock is convertible into Class A Common Stock on a share-for-share basis. Holders of Class B Common Stock are entitled to 10 votes per share on all matters submitted to a vote of the stockholders. As of September 24, 2004, the Reporting Persons beneficially owned Common Stock of the Issuer representing approximately 97.0% of the voting power of the Issuer and approximately 82.1% of the outstanding Common Stock of the Issuer. See Item 4.

CUSIP No. 3513T107	Page 4 of 7

This statement relates to the beneficial ownership of securities of Fox Entertainment Group, Inc. (the “Company”) by News Corporation and FEG Holdings, Inc. (“FEG Holdings”) and further amends and restates the previously filed statement on Schedule 13G.

This statement is filed in connection with a transaction pursuant to which The News Corporation Limited (“TNCL”), a previous reporting person hereunder, became an indirect wholly-owned subsidiary of News Corporation, a Delaware corporation (the “Reorganization”). Prior to the Reorganization, TNCL was the ultimate parent corporation of the record owner of the Company’s securities. Following the Reorganization, FEG Holdings remains the record owner of the Company’s securities with News Corporation as the ultimate parent corporation of the record owner. The Reorganization was effectuated through a share exchange in which TNCL shareholders received News Corporation shares in exchange for the cancellation of their TNCL shares. Immediately prior to the Reorganization, News Corporation had no assets or liabilities other than nominal assets or liabilities. On November 12, 2004, TNCL changed its name to News Holdings Limited.

Item 1	(a).	Name of Issuer:

Fox Entertainment Group, Inc.

	(b).	Address of Issuer’s Principal Executive Offices:

1211 Avenue of the Americas New York, NY 10036

Item 2	(a).	Name of Person Filing:

News Corporation

FEG Holdings, Inc.

	(b).	Address of Principal Office, or if None, Residence:

1211 Avenue of the Americas New York, New York 10036

1211 Avenue of the Americas New York, New York 10036

	(c)	Citizenship or Place of Incorporation for each Reporting Person:

News Corporation is incorporated under the laws of the State of Delaware.

FEG Holdings is incorporated under the laws of the State of Delaware.

	(d)	Title of Class of Securities:

Class A Common Stock, par value $.01 per share.

	(e)	CUSIP Number:

35138T107

CUSIP No. 3513T107	Page 5 of 7

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership:

	(a)	Amount Beneficially Owned: 799,659,080

	(b)	Percent of Class: 82.1%

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote: 799,659,080

		(ii)	shared power to vote or to direct the vote: 0

		(iii)	sole power to dispose or to direct the disposition of: 799,659,080

		(iv)	shared power to dispose or to direct the disposition of: 0

FEG Holdings is the direct beneficial owner of 252,159,080 shares of the Issuer’s Class A Common Stock and 547,500,000 shares of the Issuer’s Class B Common Stock. The Class B Common Stock is convertible into Class A Common Stock on a share-for-share basis. Holders of Class B Common Stock are entitled to 10 votes per share on all matters submitted to a vote of stockholders. As a result, the shares of Common Stock of the Issuer reported herein represent approximately 97.0% of the voting power of the Issuer and approximately 82.1% of the outstanding Common Stock of the Issuer.

News Corporation owns a majority of the ordinary shares of FEG Holdings. Accordingly, News Corporation may be deemed to beneficially own the Common Stock held of record by FEG Holdings.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

CUSIP No. 3513T107	Page 6 of 7

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of a Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

Not Applicable.

CUSIP No. 3513T107	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2004	NEWS CORPORATION

	By:	/s/ Arthur M. Siskind
Name: Arthur M. Siskind
Title: Director

Dated: November 12, 2004	FEG HOLDINGS, INC.

	By:	*
Name: Peter J. Macourt
Title: President

*By:	/s/ Arthur M. Siskind
Arthur M. Siskind
Attorney-in-Fact